PENN VIRGINIA CORPORATION

14701 St. Mary’s Lane, Suite 275

Houston, Texas 77079

April 17, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: H. Roger Schwall

                 Assistant Director

                 Office of Natural Resources

RE:	Penn Virginia Corporation
Registration Statement on Form S-3
Filed March 16, 2017
File No. 333-216756

Ladies and Gentlemen:

On behalf of Penn Virginia Corporation (the “Company”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on March 16, 2017. The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of April 6, 2017.

Set forth below are the Company’s responses to the Staff’s comments, each preceded by the Staff’s comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	We note that you have not included pro forma financial statements to illustrate the effects of your Chapter 11 Plan of Reorganization, although you had filed this type of information on Form 8-K on December 15, 2016, which was incorporated by reference in subsequent amendments to the Form S-1 (333-214709). Please clarify whether you intend to update that pro forma financial information through year-end for inclusion in your Form S-3. If this is not the case, please explain your rationale.

United States Securities and Exchange Commission

RESPONSE: As the Staff has noted, we provided unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) in our Current Report on Form 8-K filed with the Commission on December 15, 2016 (the “Form 8-K”). The Pro Forma Financial Information presented in the Form 8-K was prepared in order to give effect to (i) our emergence from bankruptcy proceedings and related events and (ii) our adoption and application of relevant guidance provided in accounting principles generally accepted in the United States of America with respect to entities that have emerged from bankruptcy proceedings (“Fresh Start Accounting” and, together with our emergence from bankruptcy proceedings and related events, the “Reorganization”) as if the Reorganization had occurred on January 1, 2015.

The pro forma periods presented in the Form 8-K included the year ended December 31, 2015 and the nine months ended September 30, 2016. As described in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and our Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”), the Company emerged from bankruptcy proceedings and applied Fresh Start Accounting on September 12, 2016. Accordingly, our statement of operations for the quarterly period ended December 31, 2016 did not include any transactions attributable to the Reorganization. If we were to extend and prepare pro forma financial information for the year ended December 31, 2016, the pro forma adjustments attributable to the Reorganization would be identical to those previously applied for the nine months ended September 30, 2016. Therefore, we believe that a pro forma statement of operations for the year ended December 31, 2016 would not provide any new or meaningful information to the readers of our financial statements. Accordingly, we do not intend to update the Pro Forma Financial Information through December 31, 2016 for inclusion in the Registration Statement as (i) the Form 10-K reflects the impact of the Reorganization and (ii) we have incorporated the Pro Forma Financial Information into the Registration Statement by reference (please see page 22 of Amendment No. 1).

Exhibit 5.2

2.	This opinion states that it is “limited in all respects to matters of the laws of the State of New York and applicable federal law.” However, such a limitation is inconsistent with Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm. That section provides that “counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion.” In that regard, we note that the company and guarantors are organized in Delaware, Oklahoma, Texas, and Virginia. Therefore, please obtain and file a revised legality opinion and / or additional opinions of local counsel. The last paragraph of Section II.B.1.e provides an alternative whereby a registrant engages “local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

United States Securities and Exchange Commission

RESPONSE: The Company acknowledges the Staff’s comment and, accordingly, has obtained and filed (i) a revised opinion of Hunton & Williams LLP, Virginia counsel to the Company, as Exhibit 5.1 to Amendment No. 1, (ii) a revised opinion of Baker Botts L.L.P., Delaware, New York and Texas counsel to the Company, as Exhibit 5.2 to Amendment No. 1 and (iii) an opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C., Oklahoma counsel to the Company, as Exhibit 5.3 to Amendment No. 1, each in accordance with Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011). Because the Registration Statement provides for delayed shelf offerings under Rule 415(a)(1)(x) of the Securities Act of 1933, as amended, the opinions include certain assumptions about future actions, and in accordance with Section II.2.A of Staff Legal Bulletin No. 19 (CF), an appropriately unqualified opinion will be filed no later than the closing date of an offering of securities covered by the Registration Statement.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary Holmes of Baker Botts L.L.P. at (713) 229-1508.

Very truly yours, PENN VIRGINIA CORPORATION

By:	/s/ John A. Brooks
John A. Brooks
Interim Principal Executive Officer,
Executive Vice President and Chief
Operating Officer

cc:	Katherine J. Ryan, Penn Virginia Corporation
Hillary Holmes, Baker Botts L.L.P.
Mark Gibennus, Grant Thornton LLP